

Mail Stop 4631

June 16, 2010

<u>via U.S. mail and facsimile</u>

Donald G. Cox, CEO
Biomedical Technology Solutions Holdings, Inc.
9800 Mt. Pyramid Court #250
Englewood, Colorado 80112

> **Re:** **Biomedical Technology Solutions Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed May 13, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **File No. 0-53391**

Dear Mr. Cox:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief